Mail Stop 4561

July 3, 2008

Jeffrey D. Kelly
Vice Chairman and Chief Financial Officer
National City Corporation
1900 East Ninth Street
Cleveland, Ohio 44114-3484

Re: National City Corporation
    Preliminary 14A, filed May 12, 2008
    Form 10-K for Fiscal Year Ended December 31, 2007
    File Number 1-10074

Dear Mr. Kelly:

    We have reviewed your response to our comment letter dated June 5, 2008, and have the following additional comments. Please note that we have no legal comments at this time. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

General

1. In response to comments 3, 4, 5, 8 and 11 from our letter dated June 5, 2008, you state that you will include revised disclosure in future filings, starting with your second quarter 10-Q. To expedite our review, please provide us drafts of your proposed disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies and Estimates, page 49

2. Please refer to comment 12 from our letter dated June 5, 2008. Please tell us and revise future filings to include a statement as to whether you have changed your policy for defining the foreseeable future and the circumstances surrounding any change.

3. We note your response to comment 6 to our letter dated June 5, 2008 whereby you indicate that you relied upon the guidance in paragraph 8(b) of SFAS 91 to classify the mortgage insurance premiums as part of non-interest expense. We do not believe the classification of commitment fees on unused lines of credit is analogous to the classification of mortgage insurance premiums, particularly when any proceeds expected under the mortgage insurance policies are reflected as a reduction of the provision for loan losses. However, given your disclosure of insurance expense as part of non-interest expense on page 21 of your Form 10-K and the insignificance of the amounts at this time, the staff does not object to your classification of these expenses at this time. To the extent that this expense becomes more significant in the future, you should re-evaluate whether your classification as non-interest expense is appropriate, particularly in light of the fact that you have previously indicated that the existence of the mortgage insurance was integral to the underwriting, origination and retention of those loans.

4. We note your response to comment 12 to our letter dated June 5, 2008 regarding your policy for income recognition on loans transferred to held-for-investment from held-for-sale. Please respond to the following:

   a. Tell us why you believe paragraph 7 of SFAS 65 is referring to loans transferred from held-for-sale to held-for investment, instead of mortgage loans that were originated as held-for-investment.

   b. Tell us how you interpret the reference to "carrying amount" in paragraph 7 of SFAS 65. In this regard, paragraph 6 of SFAS 65 requires the loans to be transferred to held-for-investment at the lower of cost or fair value, with the difference in the carrying amount and the principal balance as an adjustment to yield by the interest method under SFAS 91. To the extent that you have written the loan down to fair value pursuant to this guidance, please tell us how the guidance in paragraph 7 would apply given that the loan would already be written down to an amount at or below the expected collectible amount.

c. Under your interpretation of paragraph 7 of SFAS 65, it would appear, based on the last sentence of paragraph 7 of SFAS 65, that income would not be recognized on the loan, except at sale, maturity or disposition of the loan, whereas under your policy you are accreting income related to non-credit discounts using the interest method. Please clarify this apparent inconsistency.

5. We have the following comments related to your response to comment 18 from our letter dated June 5, 2008:

   a. Please tell us the facts and circumstances related to the bids received in September 2007 from four market participants on a pool of non-agency eligible first lien mortgage loans. Specifically tell us whether you were actively trying to sell these loans.

   b. Please tell us the facts and circumstances about why none of the loans subject to the September 2007 bids were sold. Specifically tell us whether the market participants backed out of purchasing the loans and if so, explain the reasons why.

   c. To the extent that you were trying to sell the loans and the bids fell through due to current market conditions, please tell us why you believed it was appropriate to continue to use the September 2007 bid prices for the loan transfers that occurred during the fourth quarter of 2007, without perhaps at least factoring in an additional liquidity or risk discount.

6. We have the following comments related to your response to comment 22 from our letter dated June 5, 2008 in which you state that you performed sensitivity analysis on the discount rate for the transfers completed in August 2007. You state that increasing the discount rate up to 25% did not result in the fair value of the loans falling below their carrying value.

   a. Please provide us detailed examples of your cash flow analysis using a discount rate of 17% and 25%. Briefly explain the assumptions used and provide explanations for the differences in the resulting fair values.

b. Please tell us if you performed the same sensitivity analysis (up to 25% discount rate) for loans transferred after August 2007. If so, please tell us the results. If not, please tell us why you did not perform this analysis.

7. We note your response to comment 25 from our letter dated June 5, 2008. You state that you recorded provisions for loan losses for home equity lines of credit and home equity loans totaling $190 million in the fourth quarter of 2007 and $379 million in the first quarter of 2008. We note your discounted cash flow analysis used to determine fair value resulted in a write-down to the loans of $12.6 million when the loans were transferred in the third and fourth quarter of 2007. Please explain to us why you believe the fair value write-down, which includes the negative impact for liquidity risk, risk premiums and all expected credit losses over the entire lives of the loans, was so small relative to the subsequent provision for loan losses recorded which does not include any negative impact for liquidity risk or risk premiums and only reflects the incurred losses occurring subsequent to the transfer date that were not already factored into the fair value adjustment reflecting expected credit losses in the previous quarter. In this regard, we note that you recorded a much larger adjustment to write-down the nonagency-eligible mortgage loans to fair value upon the transfer to held-for-investment (approximately $180 million) and you recorded provisions for these transferred loans of only $2 million and $6 million, during the fourth quarter of 2007 and first quarter of 2008, respectively.

Form 10-Q for the Period Ended March 31, 2008

Interim Financial Statements

Note 19. Commitments, Contingent Liabilities, Guarantees, and Related Party Transactions, page 40

8. We note your response to comments 27 and 28 to our letter dated June 5, 2008. In future filings, please disclose the fact that the fair value of any variable rate demand obligations (VRDOs) that you have purchased as part of your guarantee obligation is positively impacted by the guarantee you provided to repurchase any of the VRDOs in the event the issuer does not perform under its obligation. In this regard, it would appear that absent the guarantee (credit enhancement) you provided under the letter of credit and standby bond purchase agreement, the fair value of the VRDOs could be lower than a VRDO with the credit enhancements. Thus, in effect, it would appear the value of the asset is impacted by a guarantee obligation you have to yourself. In order to most transparently disclose the effects, please consider providing the disclosure of the effect on the fair value of the VRDOs purchased under the obligation in the same area where you discuss the accounting for your guarantee obligation, or provide a cross reference to this

disclosure. In order to expedite our review, please provide us with a draft of your proposed disclosure.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct any questions on accounting matters to Mike Volley, Staff Accountant, at 202-551-3437, or to Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3698.

Sincerely,

Mark Webb
Legal Branch Chief

by fax to: Linda Erkkila
          216-222-2227